SolarMax Technology, Inc. Company Presentation – February 2024 © 2024 SolarMax Technology, Inc. Issuer Free Writing Prospectus Dated February 16, 2024 Filed Pursuant to Rule 433 Relating to Preliminary Prospectus dated February 9, 2024 Registration Statement No. 333-266206

© 2024 SolarMax Technology, Inc. 1 Disclaimers This Presentation has been prepared by SolarMax Technology, Inc. (the “Company,” “us,” “we,” “our” and words of like import) solely for informational purposes based on our own information, as well as information from public sources. The delivery of this Presentation shall not, under any circumstances, create any implication that there has been no change in our affairs after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. While we believe that such information is accurate and that the sources from which it has been obtained are reliable, we cannot guaranty the accuracy of such information. No securities regulatory authority has expressed an opinion about the securities discussed in this Presentation and it is a criminal offense to claim otherwise. The information contained herein does not purport to be all-inclusive. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. The Company has filed a registration statement, including a preliminary prospectus (the “Registration Statement”), on Form S-1 with the Securities and Exchange Commission (the “SEC”) in connection with the initial public offering of its common stock to which this communicate relates. The information in this Presentation is qualified in its entirety by reference to the Registration Statement. This Presentation should be read together with the preliminary prospectus dated February 9, 2024, included in that Registration Statement, which can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1519472/000164033424000200/solarmax_s1a.htm. We can give no assurance that the public offering will be completed on the terms set out in the Registration Statement, if at all. Before you invest, you should read the prospectus in that Registration Statement and other documents we have filed with the SEC for more complete information about us and the proposed offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Kingswood, a division of Kingswood Capital Partners, LLC, by telephone call at (516) 961-0505, mail at 7280 W Palmetto Park Rd. Suite 301, Boca Raton, FL 33433, or e-mail at lciervo@kingswoodus.com.

© 2024 SolarMax Technology, Inc. 2 Forward-Looking Statements This Presentation contains forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in our “Prospectus Summary,” “Use of Proceeds,” “Risk Factors,” “Management Discussion and Analysis of Financial Condition and Result of Operations,” and “Business” sections of the preliminary prospectus forming a part of the Registration Statement. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words. Our operations and business prospects are always subject to risks and uncertainties including, among others: Our ability to obtaining any financing we may require to enable us to restart our financing of our customer’s purchase of solar systems and to finance any solar projects in China; Our ability to pay or finance our existing debt to related parties, which was approximately $18.4 million at November 30, 2023 as well as money owned to present and former executive officers, and the potential market impact of its proposed refinancing of our EB-5 debt through the issuance of secured convertible notes and the issuance of common stock upon conversion of the $16.55 million principal amount of outstanding convertible notes at November 30, 2023 as well as any convertible notes which may be issued in the future; Our ability to enter into agreements for the construction of solar farms in China and to price such agreements in a manner to enable us to make a profit on the transaction;

© 2024 SolarMax Technology, Inc. 3 Forward-Looking Statements (continued) Our dependence for revenue on agreements with SPIC, which is a large state-owned enterprise under the administration of the Chinese government and which was the sole source of revenue for our China segment for 2021 and 2020, and a related party, which accounted for most of our revenue in our China segment for 2019 and has not been a customer since 2019, and our ability to attract new clients’ solar projects in China; Our ability to continue to provide services for SPIC, which is a state-owned enterprise and any government policies which may affect the procurement practices of SPIC; The availability of tax incentives and other benefits sufficient to justify a customer’s purchase of a solar system; Our ability to comply with present and future laws and regulations of China; The ability of the solar user to sell excess power to local utility companies on reasonable terms; The effect of the recent changes in California’s net metering laws on the market for residential solar systems in California; Assumptions regarding the size of the available market, benefits of our products, product pricing, timing of product installations; Assumptions relating to our ability to operate as a public company; Our ability to obtain contracts for solar systems in China and to price such contracts to enable us to generate a profit on the construction; Our ability to install solar systems in China at costs which will enable us to operate profitably; Our ability to engage and retain qualified executive and management personnel; Our ability to implement an effective financing program for our products that enable us to generate revenue from customers in the United States segment who meet our credit criteria;

© 2024 SolarMax Technology, Inc. 4 Forward-Looking Statements (continued) Our dependence upon a small number of key executive officers, principally our chief executive officer; Competition with both local utility companies and other companies offering electricity service as well as other solar energy companies; The effect of changes in climate and weather patterns in the areas we serve, including the effects of increased wildfires in California; Delays in our ability to purchase solar panels and other raw materials for our systems; The effect that changes of government regulations affecting fossil fuel and renewable energy and trade and tariff policies have on the solar power industry; Our ability to engage and retain qualified executive and management personnel as we seek to expand our operations in the United States and China; Our ability to reduce our costs and expenses; Our ability to operate profitably; The effect of prices of raw materials, including solar panels, and our ability to source raw materials at reasonable prices and the effect on our costs of inflationary pressure and supply chain issues which may increase our cost without being able to pass on the increased cost to customers; Our compliance with all applicable regulations; Our ability to install systems in a timely manner; Our ability to develop and maintain an effective system of disclosure controls and internal control over financial reporting, and our ability to produce timely and accurate financial statements or comply with applicable regulations;

© 2024 SolarMax Technology, Inc. 5 Forward-Looking Statements (continued) Our ability to operate without infringing the intellectual property rights of others; Our ability to comply with applicable secrecy laws; The effect of general economic and financial conditions in the United States, China and the rest of the world as well as the relationship between the United States and China, including trade disputes between the United States and China, which could adversely affect our operations; Other factors which affect the solar energy industry in general; Our proposed offering and any future financing not being subject to filing with the CSRC or, if filing is required, obtaining approval of the CSRC; The effect of the COVID-19 pandemic or any other pandemic or epidemic and the steps taken by governments in California and China to address the pandemic or epidemic, including business closures, including the potential effects of the change in China’s zero COVID policy; and Other factors which affect companies with significant operations in China. The forward-looking statements in this Presentation represent our views as of the date of this Presentation. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Presentation.

© 2024 SolarMax Technology, Inc. 6 What We Do California Renewable Energy Leader Premium quality solar energy systems, designed, engineered and assembled in the U.S. with a dedicated team to handle every detail of the customer’s solar panel, battery or LED installation 12,000+ Homes & Businesses Installed ~160,000 Sq. Ft. Facility

Founded in 2008 Headquarters in Riverside, CA Calendar Year-End: December 31 Integrated solar energy company with operations in the United States and China On November 30, 2023, 117 employees in the United States and 13 employees in China engaged in sales and marketing, operations, engineering, installation, and accounting and administration SolarMax Snapshot © 2024 SolarMax Technology, Inc. 7

© 2024 SolarMax Technology, Inc. 8 Company Milestones 2009 Organization and start-up in U.S. 2008 Company Formed 2010 – 2012 Expansion of U.S. commercial solar and some residential 2009 Offered solar financing program 2012 – Present Significant expansion of residential solar 2012 Move to Riverside facility 2013 Acquired and formed US LED business 2015 – 2016 Acquired and formed China solar farm businesses 2016 First China revenues 2017 – Present Continued development of U.S. business and developed China1 1 The sole customer for the China segment since mid-2019 was a state-owned enterprise. The Company generated nominal revenue from its China segment in the second half of 2021 and did not generate any revenue from its China segment during 2022 and during 2023 through September 7, 2023, and at September 7, 2023, it did not have any contracts for future services in China.

SolarMax’s Renewable Energy Solutions © 2024 SolarMax Technology, Inc. 9 All products include our production guarantee and end-to-end customer service

© 2024 SolarMax Technology, Inc. 10 The Customer Experience in the United States 1. Free Consultation Comprehensive analysis of energy consumption patterns, solar readiness and explanation of solar options to meet customers’ goals 2. Financing Provide wide array of options through agreements with trusted lenders who enter into agreements directly with customers 3. Design Engineers analyze roof, shading and energy needs to customize a solar energy system 4. Permitting SolarMax handles each step of the permit process, including submission, paying fees and applying for rebates 5. Installation Solar energy system is installed by experienced and specialized technicians with precision 6. Customer Service Provide end-to-end customer service during the lifetime of the product

The photovoltaic market in the United States was the second largest in the world in 2021. Installed capacity of over 97 GW (gigawatts). Accounts for approximately 11% the world's total installed capacity. The United States’ PV market projected to grow at a CAGR of 17% between 2021 and 2025. Renewable energy now accounts for 13% of US electricity generation, with solar being the fastest-growing source of renewable energy. The U.S. market is projected to reach $125 billion by 2030. California is the leading state in the US for installed solar capacity, with 32% of total U.S. installations. California state regulation requires 50% of state’s electricity come from renewable sources such as solar by 2030. Recent changes in California regulations have reduced the incentive for residential purchases of solar systems, which has resulted in the layoff of approximately 25% of our residential installation team and may affect our pricing matrix. United States Solar Energy Market © 2024 SolarMax Technology, Inc. 11 Sources: HIS Markit; International Energy Agency (IEA); GlobalData; Scientific American; mordorintelligence.com; Wikipedia, Solar power by country, April 2023; National Renewable Energy Laboratory; PV Magazine; BNEF (https://about.bnef.com/); Bloomberg (https://www.bloomberg.com/).

Provide sale and installation of PV solar systems, including battery backup systems, with lifetime customer service – also provide exterior and interior LED lighting sales and retrofitting services for governmental and commercial applications Owning and leasing solar systems to third parties through operating leases and power purchase agreements entered into before 2015 Currently only operating within the state of California United States Operations © 2024 SolarMax Technology, Inc. 12

The photovoltaic market in China was the largest in the world in 2021. Reached a cumulative total installed capacity of 253 GW (gigawatts) in 2020. Accounts for more than one-third of the world’s cumulative total installed capacity. China's PV market projected to grow at a CAGR of 14.1% between 2021 and 2025. The ground-mounted segment (i.e., solar farm installations) is expected to dominate the market during the forecast period. The China market is projected to reach $137 billion by 2030. Growth driven by increasing government support and the continued decline in the cost of solar energy generation. China Solar Energy Market © 2024 SolarMax Technology, Inc. 13 Sources: IHS Markit; International Energy Agency (IEA); GlobalData; mordorintelligence.com; Wikipedia, Solar power by country, April 2023; National Renewable Energy Laboratory; PV Magazine; BNEF (https://about.bnef.com/); Bloomberg (https://www.bloomberg.com/).

© 2024 SolarMax Technology, Inc. 14 China Operations SolarMax Solar Farm Project in Guizhou Province, China Engineering, procurement and construction (EPC) services for solar farm projects Our China operations did not generate any revenue for the nine months ended September 30, 2023 and the year ended December 31, 2022, and generated revenue of $7.8 million for the year ended December 31, 2021, and revenue of $96.1 million in the year ended December 31, 2020.1 1 The sole customer for the China segment since mid-2019 was a state-owned enterprise. The Company generated nominal revenue from its China segment in the second half of 2021 and did not generate any revenue from its China segment during 2022, 2023 and 2024 through February 9, 2024, the date of the preliminary prospectus, and it did not have any contracts for future services in China.

Management Team & Directors

DAVID HSU
Chief Executive Officer and Director since February 2008

- Co-Founder of SolarMax.
- 20 years of experience in sales, international business development and management in the automotive and energy industries.

STEPHEN BROWN
Chief Financial Officer and Secretary since May 2017

- Former CFO of STAAR Surgical, Hoya Surgical Optics and Advanced Sterilization Products, a division of Johnson & Johnson.
- 30+ years of experience leading financial divisions in both public and private companies.

SIMON YUAN
Director since February 2008

- Co-Founder of SolarMax.
- 30+ years of public accounting experience with Masters of Accountancy from Ohio State University.

JINXI LIN
Director since 2014

- Chairman of Changzhou Almaden Co., Ltd., a publicly traded solar panel manufacturer in Asia and the Middle East and one of SolarMax's major shareholders.

WEI YUAN CHEN
Director since April 2010

- Former Chief Designer and Director of Xing Rong Project Management Company.
- 20+ years implementing and integrating renewable energy sources into his architectural designs.

WEN-CHING YANG, Ph.D.
Director since December 2020

- Founder and partner-in-charge of Grand Trust International Law Offices.
- Chief executive officer of Taoyuan Enterprise Chamber.

LEI ZHANG, Ph.D.
Director since December 2020

- Associate professor in Department of Mechanical Engineering, University of Alaska, Fairbanks.
- Co-author of various books and articles pertaining to energy technology.

© 2024 SolarMax Technology, Inc.
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© 2024 SolarMax Technology, Inc. Financial Summary 16

© 2024 SolarMax Technology, Inc. Current SolarMax Voting Shares 17

Proposed Offering Terms * The outstanding shares of common stock (a) include 264,650 shares which were issued as restricted stock grants that are subject to forfeiture under certain conditions and are not treated as outstanding shares in the Company’s consolidated financial statements, and (b) do not include 9,197,820 shares which may be issued pursuant to the Company’s 2016 Long-Term Incentive Plan and pursuant to outstanding stock options granted prior to the adoption of the 2016 Plan, of which options to purchase an aggregate of 6,300,852 shares at a weighted average exercise price of $4.96 per share are outstanding. © 2024 SolarMax Technology, Inc. 18

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